SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 23, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80
Companies Registrar (NIRE) #35300016831
EXTRACT OF THE MINUTES OF 618th BOARD OF DIRECTORS’ MEETING

On September 13, 2004, at 03:30 p.m., summoned by the Board of Directors Chairman for an extraordinary meeting, as per provisions of Article 15 of Company’s Bylaws, at the meeting room located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the Board of Directors’members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met. Starting the meeting, the Board of Directors’ Chairman, Mr. Mauro Guilherme Jardim Arce, submitted the sole item of the agenda to be analyzed, “To resolve upon the following conditions applicable to the 6th issue of simple debentures, non-convertible into company’s stocks, of unsecured type, of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Debentures”): (a) interest rate incurring on 1st series Debentures; (b) interest rate incurring on 2nd series Debentures; (c) interest rate incurring on 3rd series Debentures; (d) the quantity of Debentures to be distributed in each one of the three (3) series and (e) obligations undertaken by the Company under the context of the 6th Issue”, requesting to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, to submit the matter, which was made based on the Board of Executive Officers Resolution #0353/2004, and on Proposal to the Board of Directors #022/2004, dated 09/13/2004. This matter was discussed and thereafter it was voted, with unanimous approval of the ratification and the determination of the following conditions applicable to the 6th issue of Debentures: (a) The 1st Series Debentures shall bear interests corresponding to the accrual of DI daily average rate - one-day Interbank Deposits, “DI over extra group”, calculated and published by CETIP – Clearing House for the Custody and Financial Settlement of Securities (“DI Rate”), spread capitalized or a 1.75% surcharge (one whole seventy-five hundredths per cent) p.a., basis of two hundred and fifty-two (252) business days, observing the calculation rules set forth in the Debentures Deed for the 6th Issue; (b) 2nd Series Debentures shall have their unit face value updated, according to the IGPM variation - General Market Price Index, determined and published by the Getúlio Vargas Foundation (“IGPM”), being entitled to the payment of compensatory interest by applying a fixed rate of eleven per cent (11.00%) p.a., incurring on the unit face value updated from the 2nd Series Debentures, calculated by business days elapsed, based on a year of two hundred and fifty-two (252) business days, in compliance with the calculation rules set forth in the Debentures Deed for the 6th issue; (c) 3rd Series Debentures shall have their unit face value updated, according to the IGPM variation - General Market Price Index, determined and published by the Getúlio Vargas Foundation (“IGPM”), being entitled to the payment of compensatory interest calculated by applying a fixed rate of eleven per cent (11.00%) p.a., incurring on the unit face value updated from the 3rd Series Debentures, calculated by business days elapsed, and based on a year of two hundred and fifty-two (252) business days, observing the calculation rules set forth in the Debentures Deed for the 6th Issue; (d) To set forth that the 6th Issue of the Company’s debentures shall be distributed as follows: (i) the 1st series shall be composed of two hundred, thirty- one thousand, eight hundred and thirteen (231,813) Debentures, at face value of two hundred, thirty-one million, eight hundred and thirteen thousand reais (R$ 231,813,000.00), (ii) the 2nd series shall be comprised of one hundred, eighty-eight thousand, two hundred and sixty-seven (188,267) Debentures, at face value of one hundred, eighty-eight million, two hundred and sixty-seven thousand reais (R$ 188,267,000.00), and (iii) the 3rd series shall be composed of one hundred, seventy-nine thousand, nine hundred and twenty (179,920) Debentures, at face value of one hundred, seventy-nine million, nine hundred and twenty thousand reais (R$ 179,920,000.00). The remuneration and allocation amongst the series were fixed based on the results obtained in the bookbuilding process carried out by institutions contracted for the 6th issue, concluded on this date, and (e) The Board members resolve to ratify the Company’s obligation to maintain the same financial indexes already approved by this Board of Directors and included in item “(o)”, of the minutes of the Board of Directors’ Meeting held on August 26, 2004, ratifying that the failure to comply with such obligation shall be cause for an early maturity of the debt represented by the Debentures. The Board members also resolve to ratify and approve, under the context of the 6th issue of Debentures, the obligation under which, while Debentures are outstanding, the Company shall not make any material alteration in the nature of its business as conducted on this date, and they agree that this same obligation shall also be included in the model of indenture submitted to the Brazilian Securities Commission for filing of the First Program for the Company’s Securities Distribution. .......................These minutes, after its approval, are hereinafter signed by Board of Directors’ members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Andrea Sandro Calabi, Daniel Sonder, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva and Maria Helena Guimarães de Castro. São Paulo, September 13, 2004. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors. Ligia Ourives da Cruz Ferreira, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 23, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.